UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    April 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated April 1, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: April 1, 2008

Signed: /s/  Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

KEEGAN TRIPLES ASUMURA GOLD PROJECT WITH ACQUISITION OF CONTIGUOUS NORTHERN PROPERTY

Vancouver, BC, April 1, 2008: Keegan Resources, Inc. ("Keegan") is pleased to announce that it has successfully entered into an option agreement with Mt. Olives Goldfields, Ltd., a private Ghanaian firm, which allows Keegan to earn a 100% private ownership of the Mt Olives Reconnaissance Concession.

The Mt Olives Concession is contiguous to the Asumura Gold property along the northwest portion of the property where the company is currently drilling a structure (NW structure) previously defined through successful coincident aeromagnetics, soil sampling and augur drilling results. The Mt. Olives concession is 647 square kilometer’s in size and adds another 9km of potential strike to the northeast along this structure according to recent geophysical surveys.  Keegan’s initial focus on the Mt. Olives acquisition will be to extend geochemical sampling along this structure followed by a reconnaissance drilling in this direction as well. Please see map at www.keeganresources.com.

The terms of the option agreement are US$70,000 upon signing and US$300,000 over a four year period. Keegan will pay an additional US$80,000 when the full interest is earned in and title is transferred into Keegan’s name.  Keegan must expend US$500,000 in work commitments over the four year period. Keegan also has the right to accelerate both cash and work expenditures to earn a full interest in the property at any time.

Keegan commenced drilling on the Bia target area as of March 18th this year and will subsequently be drilling the NW structure (described above) which will initially test the newly delineated structural, aeromagnetic and geochemical targets that include areas where augur samples were as high as up to 4911 ppb Au.

Dan McCoy, president and CEO, states: "The acquisition of the Mt. Olives concession brings Keegan’s total land package in the Sefwi belt region to over 900 square km. It gives Keegan room to expand its exploration along the NW structure and to explore for other mineralized structures in this quickly expanding and prospective gold region.  As with the recently announced Jeni acquisition at the Esaase project, the strategic Mt. Olives acquisition continues to better position Keegan as an advanced West African gold explorer with the room to develop significant gold resources within the more prolific gold districts of southwest Ghana."

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at http://www.keeganresources.com or contact investor relations at 604-683-8193 or mail to:info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

KEEGAN RESOURCES INC.

Land Status Map for Western Sefwi Belt

Focused Exploration Providing Growth

LEGEND
Major land holders
Newmont controlled concessions/options
Keegan controlled concessions/options
(~920 square kilometers)
Forest Reserve
Data
Major Mineralized Structures
Base Map is Shaded (north sun orientation), Reduced to Pole, Contoured Aeromagnetic Data (magenta = high magnetic susceptibility)
Mount Olives
Concession
NW Fault
Mangoase Fault
Ahafo Faults
Ahafo Deposits
NW
Mangoase
Bia
N
0
10
20
kilometers